==============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                               (Amendment No. 3)*

                            INSURANCE AUTO AUCTIONS, INC.
                ------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                  457875102
                ------------------------------------------------
                                (CUSIP Number)


                             George F. Hamel, Jr.
                              ValueAct Capital
                        One Maritime Plaza, Suite 1400
                           San Francisco, CA 94111
                              (415) 362-3700
                ------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               May 18, 2004
                ------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent
______________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 457875102                                              Page 2 of 15
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
    PERSON (entities only)

     ValueAct Capital Partners, L.P.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
4. SOURCE OF FUNDS*
     WC**
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY          2,235,310**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                         2,235,310**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,235,310**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.3%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
**See Item 3
***See Item 2 and 5
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 457875102                                              Page 3 of 15
------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

     ValueAct Capital Partners II, L.P.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC**
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         315,290***
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        315,290***
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     315,290***
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.7%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
**See Item 3
***See Item 2 and 5
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 457875102                                              Page 4 of 15
------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

     ValueAct Capital International, Ltd.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC**
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         836,800***
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        836,800***
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     836,800***
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.2%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
**See Item 3
***See Item 2 and 5
*SEE INSTRUCTIONS BEFORE FILLING OUT!

					SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 457875102                                              Page 5 of 15
------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

     VA Partners, L.L.C.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC**
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,387,400***
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,387,400***
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,387,400***
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.2%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     00 (LLC)
------------------------------------------------------------------------------
**See Item 3
***See Item 2 and 5
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 457875102                                              Page 6 of 15
------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Jeffrey W. Ubben
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     00*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,387,400***
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,387,400***
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,387,400***
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.2%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
**See Item 3
***See Item 2 and 5
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 457875102                                              Page 7 of 15
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
    PERSON (entities only)

     George F. Hamel, Jr.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     00**
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,387,400***
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,387,400***
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,387,400***
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.2%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
**See Item 3
***See Item 2 and 5
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 457875102                                              Page 8 of 15
------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Peter H. Kamin
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     PF, 00**
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        58,457
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,387,400***
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        58,457
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,387,400***
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,445,857***
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.7%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
**See Item 3
***See Item 2 and 5
*SEE INSTRUCTIONS BEFORE FILLING OUT!

THE PURPOSE OF THIS AMENDMENT NO. 3 TO SCHEDULE 13D IS TO AMEND THE OWNERSHIP REPORTS OF THE REPORTING PERSONS. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

ITEM 1.  SECURITY AND ISSUER.

	This Schedule 13D relates to shares of Common Stock, par value $.001 per share (the "Common Stock"), of Insurance Auto Auctions, Inc., an Illinois corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 850 East Algonquin Road, Suite 100, Schaumburg, Illinois 60173.

ITEM 2.  IDENTITY AND BACKGROUND.

	(a), (b), (c) and (f). This Statement is filed jointly by (a) ValueAct Capital Partners, L.P. ("ValueAct Partners"), (b) ValueAct Capital Partners
II, L.P. ("ValueAct Partners II"), (c) ValueAct Capital International, Ltd. ("ValueAct International"), (d) VA Partners, L.L.C. ("VA Partners"), (e) Jeffrey W. Ubben, (f) George F. Hamel, Jr. and (g) Peter H. Kamin
(collectively, the "Reporting Persons").

	ValueAct Partners and ValueAct Partners II are each Delaware limited partnerships, the principal business of which is investing in securities. ValueAct International is a Company organized in the British Virgin Islands. The principal business of each entity is investing in securities. Each has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

	VA Partners is a Delaware limited liability company, the principal business of which is to render investment management services to ValueAct International and to serve as the General Partner of ValueAct Partners and ValueAct Partners II. VA Partners has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

	Messrs. Ubben, Hamel and Kamin are each managing members, principal owners and controlling persons of VA Partners, and directors and principal executive officers of ValueAct International, and such activities constitute their principal occupations. Such individuals are sometimes collectively referred to herein as the "Managing Members" or individually as a "Managing Member". Each Managing Member is a United States citizen and has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

     (d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f).  Each of the Managing Members is a United States citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The source of funds used for the purchase of the Issuer's securities on May 10, 2004 and May 11, 2004 was the working capital of ValueAct Partners II and ValueAct International. The aggregate funds used by the Reporting Persons to make the purchases were $526,302.66 and $689,286.80, respectively.

      On May 18, 2004, ValueAct Partners, ValueAct Partners II, and ValueAct International (collectively the "Purchasers"), entered into a Stock Purchase and Sale Agreement (the "Stock Purchase Agreement") with Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P., Tinicum Partners, L.P., and Farallon Capital Offshore Investors, Inc. (the "Sellers"), pursuant to which the Purchasers acquired, for an aggregate purchase price of $13,500,000, a total of 900,000 shares of Common Stock of the Issuer from the Sellers. The source of funds used for the purchase of the Issuer's securities was the working capital of ValueAct Partners, ValueAct Partners II and ValueAct International. The aggregate funds used by the Reporting Persons to make the purchases were $7,500,000 in exchange for 500,000 shares of Common Stock, $1,500,000 in exchange for 100,000 shares of Common Stock and $4,500,000 in exchange for 300,000 shares of Common Stock, respectively.

ITEM 4.  PURPOSE OF TRANSACTION.

	The Reporting Persons have acquired the Issuer's Common Stock pursuant to the Stock Purchase Agreement for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

	In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing marketconditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of this Item 4.

	The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

	(a), (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by each of ValueAct Partners, ValueAct Partners II and ValueAct International are also reported as beneficially owned by VA Partners, as investment manager or General Partner of each of such investment partnerships, and by the Managing Members as controlling persons of the General Partner. VA Partners and the Managing Members also, directly or indirectly, may own interests in one or both of such partnerships from time to time. Unless otherwise indicated below, by reason of such relationships each of the partnerships is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock with VA Partners and the Managing Members.

	ValueAct Partners is the beneficial owner of 2,235,310 shares of Common Stock, representing approximately 19.3% of the Issuer's outstanding Common Stock. ValueAct Partners II is the beneficial owner of 315,290 shares of Common Stock, representing 2.7% of the Issuer's outstanding Common Stock. ValueAct International is the beneficial owner of 836,800 shares of Common Stock, representing 7.2% of the Issuer's Outstanding Common Stock. VA Partners, Mr. Ubben, Mr. Kamin and Mr. Hamel may be deemed the beneficial owner of an aggregate of 3,387,400 shares of Issuer Common Stock, representing approximately 29.2% of the Issuer's outstanding Common Stock. In addition to the 3,387,400 shares of Issuer Common Stock which Mr. Kamin may be deemed to beneficially own by reason of his being a Managing Member, Mr. Kamin also personally owns 58,457 shares of Common Stock (or, when combined with the 3,387,400 shares of Common Stock he may be deemed to beneficially own by reason of his being a Managing Member, 29.7% of the Issuer's Common Stock).
All percentages set forth in this Schedule 13D are based upon the Issuer's reported 11,608,799 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarter year ended March 28, 2004.

(c) 	The following transactions in the Issuer's Common Stock were effected
    	by the Reporting Persons during the sixty (60) days preceding the date of this Report. All such transactions represent open market transactions.

Reporting Person    Trade Date     Shares    Price/Share
----------   	       ---------      -------   -----------

ValueAct Partners     05-18-04      500,000      $15.00

ValueAct Partners II
                      05-10-04        5,700      $14.89
                      05-11-04       29,400      $14.94
                      05-18-04      100,000      $15.00

ValueAct International
                      05-10-04       16,000      $14.89
                      05-11-04       30,000      $14.94
                      05-18-04      300,000      $15.00

(d) and (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

	Reference is made to the Stock Purchase Agreement described in Items 3 and 4, which is filed herewith as Exhibit B, and is incorporated herein by reference, and the descriptions herein of the Stock Purchase Agreement are qualified in their entirety by reference to the Stock Purchase Agreement.

	Other than as described above, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described thereunder.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

A. Joint Filing Agreement
B. Stock Purchase and Sale Agreement dated as of May 18, 2004 among the Purchasers and the Sellers

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


                              ValueAct Capital Partners L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  May 25, 2004             George F. Hamel, Jr., Managing Member


                              ValueAct Capital Partners II L.P., by
                              VA Partners, L.L.C., its General Partner
                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  May 25, 2004             George F. Hamel, Jr., Managing Member


                              ValueAct Capital International, Ltd., by
                              VA Partners, L.L.C., its investment manager
                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  May 25, 2004             George F. Hamel, Jr., Managing Member

                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  May 25, 2004             George F. Hamel, Jr., Managing Member


                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  May 25, 2004             Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  May 25, 2004             George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  May 25, 2004             Peter H. Kamin, Managing Member

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Insurance Auto Auctions, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

                              ValueAct Capital Partners L.P., by
                              VA Partners, L.L.C., its General Partner
                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  May 25, 2004             George F. Hamel, Jr., Managing Member


                              ValueAct Capital Partners II L.P., by
                              VA Partners, L.L.C., its General Partner
                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  May 25, 2004             George F. Hamel, Jr., Managing Member


                              ValueAct Capital International, Ltd., by
                              VA Partners, L.L.C., its investment manager

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  May 25, 2004             George F. Hamel, Jr., Managing Member


                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  May 25, 2004             George F. Hamel, Jr., Managing Member


                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  May 25, 2004             Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  May 25, 2004             George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  May 25, 2004             Peter H. Kamin, Managing Member

                                   Exhibit B

                          STOCK PURCHASE AND SALE AGREEMENT

	STOCK PURCHASE AND SALE AGREEMENT dated as of May 18, 2004, among the entities set forth on Schedule I hereto (each, a "Purchaser" and collectively the "Purchasers") and the entities set forth on Schedule II hereto (each, a "Seller" and collectively the "Sellers").

                                   RECITALS

A. The Purchasers desire to purchase from the Sellers, and the Sellers desire to sell to the Purchaser, an aggregate of 900,000 shares (the "Shares") of the common stock of Insurance Auto Auctions, Inc. (the "Company"),

B. In consideration of the sale of the Shares, the Purchasers shall purchase and pay for the Shares as provided herein.

                                   AGREEMENT

       In consideration of the mutual promises set forth herein and subject to the terms and conditions hereof, the parties hereto agree as follows:

I. Purchase of Shares.

A. Subject to the terms and conditions set forth in this Agreement, each Purchaser hereby agrees to purchase the number of Shares set forth opposite such Purchaser's name on Schedule I hereto.

B. At the Closing, the Purchasers shall pay to the Sellers an aggregate amount in cash equal to $13,500,000 (the "Payment Amount") in payment in full for the Shares, free and clear of all liens, encumbrances, security interests, mortgages, pledges, charges, conditional sale or other title retention agreements, preemptive rights, easements, covenants, licenses, options, rights of first refusal, title defects, or claims of any kind whatsoever (collectively, "Liens"). Each Purchaser shall pay that portion of the Payment Amount set forth opposite such Purchaser's name on Schedule I hereto, by wire transfer of immediately available funds to the account set forth on Schedule II hereto, for the benefit of each Seller as set forth opposite such Seller's name on Schedule II hereto.

II. Sale of Shares.

A. Subject to the terms and conditions set forth in this Agreement, each Seller hereby agrees to sell the number of Shares to the Purchasers set forth opposite such Seller's name on Schedule II hereto.

B. At the Closing, each Seller shall deliver to the Purchasers its Shares free and clear of all Liens by book entry transfer. Each Seller shall deliver that number of Shares set forth opposite such Seller's name on
Schedule II hereto by transfer to the account set forth on Schedule I hereto, for the benefit of each Purchaser as set forth opposite Purchaser's name on
Schedule I hereto.

III. Condition.

A. The obligations of the Purchasers in Sections 1 and 2 hereof are subject to the representations and warranties of the Sellers set forth in
Section 6 being true and correct.

B. The obligations of the Sellers in Sections 1 and 2 hereof are subject to the representations and warranties of the Purchasers set forth in
Section 5 being true and correct.

IV. Closing. The closing shall be held at the offices of Richards Spears Kibbe & Orbe, One World Financial Center, 29th Floor, New York, New York, at 10:00 a.m., on the date that is two business days following the date of this Agreement, or at such other time, date or location as the parties shall agree (the "Closing").

V. Representations and Warranties of the Purchasers. Each Purchaser represents and warrants to the Sellers as of the date hereof and as of the date of the Closing as follows:

A. It is duly organized, validly existing, and in good standing, under the laws of the jurisdiction of its organization, with all requisite power and authority to execute, deliver and perform this Agreement, and has taken all action required to duly authorize said execution, delivery and performance.

This Agreement is a legal, valid and binding obligation of such Purchaser and is enforceable against such Purchaser in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

B. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and the compliance with the terms, conditions and provisions of this Agreement by such Purchaser, will not (a) contravene any provision of the limited partnership agreement, charter, by laws (or similar documents) of such Purchaser; (b) violate or result in a breach of or constitute a default (or an event which might, with the passage of time or the giving of notice or both, constitute a default) under any of the terms, conditions or provisions of any indenture, mortgage, loan or credit agreement or any other agreement or instrument to which such Purchaser is a party or by which such Purchaser or any of its assets may be bound or affected, or any judgment or order of any court or governmental department, commission, board, agency or instrumentality, domestic or foreign, or any applicable law, rule or regulation; or (c) result in the termination of or loss of any right (or give others the right to cause such a termination or loss) under any agreement or contract to which such Purchaser is a party or by which it may be bound.

C. No Purchaser has made any agreement or taken any other action which might cause anyone to become entitled to a broker's fee or commission (other than a broker's fee or commission which such Purchaser is solely obligated to pay) as a result of the transactions contemplated hereunder.

D. Each Purchaser is aware that the sale of the Shares under this Agreement has not been registered under the Securities Act of 1933, as amended (the "1933 Act") or state securities laws or the rules or regulations applicable to those laws (collectively, the "Securities Acts") in reliance upon an exemption from such registration and that reliance on such exemption is predicated in part on the representations, acknowledgments and covenants by such Purchaser. Each Purchaser understands that the Shares cannot be sold unless they are subsequently registered under the Securities Act or an exemption from registration is available.

E. The Purchaser is acquiring the Shares for its own account, for investment and not with a view to the resale, assignment, fractionalization or other distribution of the Shares to any person.

F. Each Purchaser is an "accredited investor" as defined in Rule
501(a) of the 1933 Act. Each Purchaser is sufficiently experienced in financial and business matters to be capable of analyzing and evaluating the merits and risks of an investment in the Shares, and to make an informed decision relating thereto, and otherwise to protect its own interests with respect to the investment in the Shares. Each Purchaser's financial situation is such that such Purchaser can afford to bear the economic risk of holding the Securities for an indefinite period of time, has adequate means for providing for its current needs and contingencies, and can afford to suffer the complete loss of such Purchaser's investment in the Shares.

G. No consent, approval or authorization of, or registration or filing with, any person, including any governmental authority or other regulatory agency, is required by any Purchaser in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby except for filings that Sellers and Purchasers may be required to make pursuant to the U.S. securities laws and applicable state securities laws following the Closing.

VI. Representations and Warranties of the Sellers. Each Seller hereby represents and warrants to the Purchasers as of the date hereof and as of the date of the Closing as follows:

A. It is duly organized, validly existing, and in good standing, under the laws of the state of its organization, with all requisite power and authority to execute, deliver and perform this Agreement, and has taken all action required to duly authorize said execution, delivery and performance.

This Agreement is a legal, valid and binding obligation of such Seller and is enforceable against such Seller in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

B. The Shares offered to the Purchasers were not offered to the Purchasers by way of general solicitation or general advertising.

C. Each Seller is an "accredited investor" as defined in Rule 501(a) of the 1933 Act.

D. Each Seller is now the beneficial owner of the Shares being sold by such Seller to Purchaser hereunder, free and clear of any Liens.

E. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and the compliance with the terms, conditions and provisions of this Agreement by such Seller, will not (a) contravene any provision of the charter or bylaws (or similar documents) of such Seller; (b) violate or result in a breach of or constitute a default (or an event which might, with the passage of time or the giving of notice or both, constitute a default) under any of the terms, conditions or provisions of any indenture, mortgage, loan or credit agreement or any other agreement or instrument to which such Seller is a party or by which such Seller or any of its assets may be bound or affected, or any judgment or order of any court or governmental department, commission, board, agency or instrumentality, domestic or foreign, or any applicable law, rule or regulation; or (c) result in the termination of or loss of any right (or give others the right to cause such a termination or loss) under any agreement or contract to which such Seller is a party or by which it may be bound (other than rights such Seller had in its capacity as a holder of the Shares).

F. No Seller has made any agreement or taken any other action which might cause anyone to become entitled to a broker's fee or commission (other than a broker fee or commission which such Seller is solely obligated to pay) as a result of the transactions contemplated hereunder.

G. Based on the Purchasers' representations, its covenants and acknowledgments hereunder, the offering and sale of the Shares hereunder are each exempt from registration under the 1933 Act. The aforesaid offering and sale are also exempt from registration under applicable state securities and "blue sky" laws or will be exempt upon the timely filing of notices with the appropriate states.

H. No consent, approval or authorization of, or registration or filing with, any person, including any governmental authority or other regulatory agency, is required by any Seller in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby except for filings that Sellers and Purchasers may be required to make pursuant to the U.S. securities laws and applicable state securities laws following the Closing.

VII. Continuing Representations. Each party represents and warrants that the representations and warranties set forth in Sections 5 and 6 are true and correct as of the date of this Agreement, shall be true and accurate as of the date of the Closing and shall survive thereafter. If the representations and warranties shall not be true and correct in any respect as of the foregoing specified dates the party making such representation and warranty shall, immediately thereupon, give written notice of that fact to the other parties, specifying which representations and warranties are not true and correct and the reasons therefor.

VIII. Acknowledgment. The Purchasers hereby acknowledge that as of the date hereof and as of the date of the Closing, each Seller may be an affiliate (as defined in Rule 144 under the 1933 Act) of the Company.

IX. Covenant of the Purchasers.

(a) Each Purchaser agrees that it shall not sell any Shares unless they are subsequently registered under the Securities Acts or any exemption from such registration is available.

(b) Each Purchaser agrees that immediately upon consummation of its purchase of Shares hereunder it shall send, and shall deliver to the Sellers written evidence that it has so sent, written notice to its prime broker for such Shares, Banc of America Securities, LLC, that such Shares were purchased by such Purchaser from an affiliate (as defined in Rule 144 under the 1933
Act) and should be subject to the resale restrictions applicable to restricted securities held by affiliates (as "restricted securities" and "affiliates" are each defined in Rule 144 under the 1933 Act) under the 1933 Act.

X. Indemnification By Purchasers. Purchasers hereby agrees to indemnify and hold harmless Sellers and their successors and assigns, and their officers, directors, employees, shareholders, partners, agents, affiliates and any person or entity who controls any of such persons or entities within the meaning of the 1933 Act or the Securities Exchange Act of 1934, as amended (each a "Seller Group Member"), from and against any loss, liability, claim, obligation, damage, deficiency, cost, expense, fine or penalty, including without limitation reasonable attorney fees and other defense costs and costs of investigation, remediation or other response actions (any of the foregoing, "Damages") of or to a Seller Group Member arising out of or resulting from any inaccuracy in, or any breach of, any representation or warranty of Purchasers contained in this Agreement and any breach of any covenant or agreement of Purchasers contained in this Agreement.

XI. Indemnification By Sellers. Sellers hereby agree to indemnify, defend and hold harmless Purchasers and their successors and assigns, and their officers, directors, employees, shareholders, partners, agents, affiliates and any person or entity who controls any of such persons or entities within the meaning of the 1933 Act or the Securities Exchange Act of 1934, as amended (each a "Purchaser Group Member"), from and against any Damages of or to a Purchaser Group Member arising out of or resulting from any inaccuracy in, or any breach of, any representation or warranty of Sellers contained in this Agreement and any breach of any covenant or agreement of Sellers contained in this Agreement.

XII. Notices. Unless otherwise provided, any notice under this Agreement shall be given in writing and shall be deemed effectively given (a) upon personal delivery to the party to be notified, (b) upon confirmation of receipt by fax by the party to be notified, (c) one business day after deposit with a reputable overnight courier, prepaid for overnight delivery and addressed as set forth below, or (d) five days after deposit with the United States Post Office, postage prepaid, registered or certified with return receipt requested and addressed to the party to be notified at the address indicated below, or at such other address as such party may designate by 10 days' advance written notice to the other party given in the foregoing manner.

     A. If to Purchasers:
               ValueAct Capital Partners L.P.
               One Maritime Plaza, Suite 1400
               San Francisco, CA 94111
               Attn: George F. Hamel, Jr.
               Fax: (415) 362-5727

     with a copy to:
              Dechert LLP
              4000 Bell Atlantic Tower
              17171 Arch Street
              Philadelphia, PA 19103-2793
              Attn: Christopher G. Karras, Esq.
              Fax: (215) 994-2222

     B. If to the Sellers:

              Farallon Capital Management, L.L.C.
              One Maritime Plaza, Suite 1325
              San Francisco, CA 94111
              Attn: William F. Duhamel and Monica Landry
              Fax: (415) 421-2133

     with a copy to:

              Richards Spears Kibbe & Orbe LLP
              One World Financial Center
              New York, New York 10281
              Attn: William Q. Orbe, Esq.
              Fax: (212) 530-1801

XIII. Binding Effect; Governing Law. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. This Agreement shall be governed by and construed in accordance with the internal laws of the state of New York.

XIV. Nondisclosure. No Purchaser nor any Seller shall issue any press release or make any other public disclosure (including disclosure to public officials) with respect to this Agreement or the transactions contemplated by this Agreement, except an amendment to a Schedule 13G or Schedule 13D or as otherwise required by law, without the prior approval of the other party, which approval shall not be unreasonably withheld.

XV. Amendments. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against any party hereto unless such modification, amendment or waiver is approved in writing by each party hereto. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

XVI. Counterparts. This Agreement may be executed simultaneously in any number of counterparts, including counterparts transmitted by telecopier or telefax, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute one and the same document.

XVII. Further Assurances. Each party shall cooperate and take such action as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby.

XVIII. Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party hereto, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsperson. On the contrary, this Agreement has been reviewed, negotiated and accepted by all parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all parties hereto.

XIX. Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings.

(This space intentionally left blank.)




















	IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                              PURCHASERS:
                              VALUEACT CAPITAL PARTNERS, L.P.
                              By: VA Partners, L.L.C., its General Partner

                              By:	     /s/ George F. Hamel, Jr.
                                  ----------------------------------------
                              Name:   George F. Hamel, Jr.
                              Title:  Managing Member

                              VALUEACT CAPITAL PARTNERS II, L.P.
                              By: VA Partners, L.L.C., its General Partner

                              By:	     /s/ George F. Hamel, Jr.
                                  ----------------------------------------
                              Name:   George F. Hamel, Jr.
                              Title:  Managing Member

                              VALUEACT CAPITAL INTERNATIONAL LTD.
                              By: VA Partners, L.L.C., its Investment Manager

                              By:	     /s/ George F. Hamel, Jr.
                                  ----------------------------------------
                              Name:   George F. Hamel, Jr.
                              Title:  Managing Member

                            SELLERS:

                             FARALLON CAPITAL PARTNERS, L.P.
                             FARALLON CAPITAL INSTITUTIONAL
                             PARTNERS, L.P.
                             FARALLON CAPITAL INSTITUTIONAL
                             PARTNERS II, L.P.
                             FARALLON CAPITAL INSTITUTIONAL
                             PARTNERS III, L.P.
                             TINICUM PARTNERS, L.P.
                             By:	Farallon Partners, L.L.C.,
	                      its General Partner

                             By:	     /s/ William F. Duhamel
                                  ----------------------------------------
                                  Managing Member

                            FARALLON CAPITAL OFFSHORE
                            INVESTORS, INC.

                            By:	Farallon Capital Management, L.L.C.,
	                     its Agent and Attorney-in-Fact

                             By:	     /s/ William F. Duhamel
                                  ----------------------------------------
                                  Managing Member








                                Schedule I


Purchaser                  Number of Shares         Portion of Payment Amount
ValueAct Capital
Partners, L.P.               500,000                     $7,500,000

ValueAct Capital
Partners II, L.P.            100,000                     $1,500,000

ValueAct Capital
International, Ltd.          300,000                     $4,500,000

                   Total:    900,000           Total:   $13,500,000


                              Schedule II


Seller                        Number of Shares       Portion of Payment Amount
Farallon Capital
Partners, L.P.                    209,100                     $3,136,500

Farallon Capital
Institutional Partners, L.P.      215,700                     $3,235,500

Farallon Capital
Institutional Partners II, L.P.    24,200                       $363,000

Farallon Capital
Institutional Partners III, L.P.   25,400                       $381,000

Tinicum Partners, L.P.              7,500                       $112,500

Farallon Capital Offshore
Investors, Inc.                   418,100                      $6,271,500

                           Total: 900,000              Total: $13,500,000